SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 August 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half-year Report dated 08 August 2017

Exhibit No: 99.1

InterContinental Hotels Group PLC

Half Year Results to 30 June 2017

Financial summary1	Reported			Underlying2
	2017	2016	% Change	2017	2016	% Change
Revenue	$857m	$838m	2%	$788m	$756m	4%
Fee Revenue3	$686m	$673m	2%	$697m	$673m	4%
Operating profit	$370m	$344m	8%	$365m	$340m	7%
Adjusted EPS	113.3¢	89.0¢	27%	111.7¢	87.7¢	27%
Basic EPS4	111.7¢	87.7¢	27%
Interim dividend per share	33.0¢	30.0¢	10%
Net debt	$2,056m	$1,829m

1All figures before exceptional items unless otherwise noted.  2Excluding owned asset disposals, managed leases and significant liquidated damages; at constant H1 2016 exchange rates (CER).  Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates5.  3Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.  4After exceptional items.

Keith Barr, Chief Executive of InterContinental Hotels Group PLC, said:
"We have had a good first half. RevPAR growth of 2.1% and net system size growth of 3.7% delivered a 7% increase in underlying operating profit and a 27% increase in underlying EPS, underpinning the Board's decision to increase the interim dividend by 10%.
We continue to make good progress in executing our well-established strategy to deliver high quality sustainable growth, and during the half we passed the landmark of over 1 million open or pipeline rooms.  In June, we announced a new, midscale brand to address a $20 billion underserved segment in the US. We believe this will become another brand of scale for IHG that will deliver superior returns to our owners. Other highlights include the continued roll-out of new design formats across our Holiday Inn Brand Family and the ongoing repositioning of Crowne Plaza. Leveraging our technological capabilities, we are on track to begin roll out of our next generation cloud-based Guest Reservation System in late 2017.
I feel privileged to be the new CEO of IHG and to have the opportunity to build on the strong performance we have delivered. My focus is on driving an acceleration in our growth rate, by increasing the resources dedicated behind the highest opportunity markets and segments, strengthening our brand portfolio, building on our leading loyalty proposition, and enhancing our competitive advantage through prioritising digital and technological innovation. We will continue to focus on enhancing our cost efficiency to generate funds for reinvestment.  This, combined with our cash-generative business model and disciplined approach to capital allocation, will drive superior returns to shareholders.
While we will always face macro-economic and geopolitical uncertainties, we remain confident in the outlook for 2017."

Financial Highlights
●    Solid revenue growth driven by both RevPAR and rooms
-     Global comparable H1 RevPAR growth of 2.1%, led by occupancy up 0.9%pts. Q2 RevPAR up 1.5%, including a decline of -0.4% in the US, adversely impacted by the timing of Easter.
-     3.7% net room growth year on year, with 23k room openings, up 31% year on year, which includes 3.5k rooms in Makkah, Saudi Arabia, signed in 2015.
●    High-quality business model, focused on disciplined execution, capital allocation and shareholder returns
-     Group fee margin of 51.0%, up 2.4%pts (1.5%pts CER); favourable cost phasing and efficiency improvements.
-     Focused investment and asset recycling led to net capital expenditure5 of $162m (gross: $186m).
-     $0.4bn returned to shareholders in May via a $2.025 per share special dividend with 45 for 47 share consolidation.
-     10% increase in interim dividend to 33.0¢ reflects confidence in our long-term sustainable growth.

Strategic Progress
●   Strengthening our portfolio of preferred brands
-     Launch, in June, of a high quality midscale brand in the US, leveraging our expertise across the mainstream6 segment where we already have a 21% share of supply and 24% share of pipeline, to build another brand of scale for IHG.  Early interest in the brand from our ~2,000 existing franchisees has been highly encouraging.
-     Continued to roll out innovative guest room and public area enhancements for the Holiday Inn Brand Family; new designs now in more than 400 hotels across US and Europe, driving mid-single digit increases in guest satisfaction.
-     Positive response to Crowne Plaza US Accelerate programme, with owner capital commitments of ~$190m in the last year in hotel purchases and major refurbishment in addition to ~30 hotels committing to renovating guest rooms.
-     Growing our boutique footprint, with the opening of our second Kimpton outside the US, in Amsterdam, and six more US openings planned this year; and our Hotel Indigo open and pipeline hotels reaching over 150 globally, with openings in Bali and Los Angeles and signings in Beijing and London's Leicester Square.

● Growing through targeted hotel distribution - Signed 32k rooms into the pipeline, taking it to 230k rooms. ~45% of the pipeline is under construction.
●   Driving revenue delivery through technology and loyalty
-    Innovative cloud-based Guest Reservation System on track for roll-out in 2017, with full deployment expected by late 2018/early 2019. Positive feedback on transformational user-interface.
-    Continued focus on driving direct bookings with the completion of the global roll out of 'Your Rate by IHG Rewards Club' following the Q1 launch in Greater China.  Loyalty contribution up 0.4%pts YoY and enrolments up 12% YoY.

5For definition of non-GAAP measures and reconciliation to GAAP measures refer to the Interim Management Report. 6 Mainstream includes STR midscale and upper midscale segments.

Americas - RevPAR growth slows in second quarter as Easter benefit reverses
Comparable RevPAR increased 1.1% (Q2: 0.1%), driven by 1.1% rate growth.
US RevPAR grew 0.7%, with a decline of -0.4% in Q2, adversely impacted by the shift in timing of Easter.  Holiday Inn and Holiday Inn Express RevPAR grew 1.1% (Q2: 0.2%) and 0.6% (Q2: -0.1%) respectively.  Combined these brands delivered a 6% absolute RevPAR premium to the upper midscale segment.
Outside of the US, RevPAR grew 4.6%. Canada's 150th anniversary celebrations generated solid demand in urban markets with RevPAR growth of 4.3%, whilst growth in the Mexican economy, buoyed by a relatively weak Peso, contributed to RevPAR growth of 9.1%.
Reported revenue increased 2% (2% CER) and reported operating profit pre-exceptional items increased 3% (3% CER), whilst on an underlying1 basis both revenue and operating profit increased 3%.
On an underlying1 basis, franchised operating profit grew 1% as incremental royalties from RevPAR and net rooms growth were partly offset by lower revenues from hotel signings and the annualisation of our $7m investment in the Americas development team, $4m of which was incurred in H2 2016.
Underlying1 managed operating profit increased 7% benefitting from the continued ramp up of the InterContinental New York Barclay, following its refurbishment and lower costs associated with our 20% interest in the hotel.
Underlying1 owned revenue and operating profit increased 12% and 25% respectively as the Holiday Inn Aruba benefitted from increased North American inbound business.
We opened 11k rooms (95 hotels), including the 900 room InterContinental Los Angeles Downtown. 9k rooms (63 hotels) were removed primarily across the Holiday Inn, Holiday Inn Express and Crowne Plaza brands as we continue to focus on high quality brand representation.
We signed 16k rooms, including the first Kimpton in Mexico and more than 11k rooms (112 hotels) for the Holiday Inn Brand Family.

Europe - Strong trading drives double digit profit growth
Comparable RevPAR increased 6.2% (Q2: 5.5%), driven equally by rate and occupancy. UK RevPAR increased by 6.7%, with strong trading in both London (9.0%) and the provinces (5.4%). In Germany, RevPAR growth for the half was 2.3%, Q2 RevPAR declined -3.6% as the estate lapped very strong comparables relating to trade show activity in 2016 in Dusseldorf and Munich. Trading in Paris continues to recover with RevPAR up 11.6% in H1 driven by occupancy gains (8.0%pts).
Reported revenue increased 4% (8% CER) and reported operating profit was up 12% (12% CER).
On an underlying1 basis revenue increased 11% and operating profit increased 12%.
We opened 1k rooms (8 hotels) including the Kimpton De Witt in Amsterdam, our first Kimpton hotel in Europe, and signed 3k rooms (20 hotels) including a Hotel Indigo in London's Leicester Square.
In Germany, we signed 10 hotels and opened three, taking the total open and pipeline hotels to 112.

AMEA - Solid trading in key markets offset by weakness in the Middle East
Comparable RevPAR increased 1.4% (Q2: 2.7%). Performance outside the Middle East continued to be strong, with 4.2% RevPAR growth. India was up 14.3%, whilst Japan, Australasia and South-East Asia were up low to mid-single digits.
In the Middle East, RevPAR declined -3.7% due to the ongoing impact of low oil prices and industry wide supply growth. RevPAR growth was flat in Q2, due to the favourable timing of Ramadan as well as improved royal business in Saudi Arabia. We expect trading conditions for the rest of the year to remain challenging.
The increasing mix of new rooms opening in developing markets meant that total RevPAR declined -1.9% in the half (Q2: -1.0%).
Reported revenue was flat (2% CER) and operating profit was up 5% (10% CER).
On an underlying1 basis, revenue was up 1% and operating profit increased 11% benefitting from the favourable phasing of costs. We still expect managed profit in 2017 to be broadly in line with 2016.
We opened 7k rooms (9 hotels) in the half, including the first Hotel Indigo resort, in Bali, the first Staybridge Suites in Saudi Arabia and 3.5k rooms in Makkah, Saudi Arabia. The rooms in Makkah relate to the remaining portion of the 5k room signing that we announced in 2015 and, on an annualised basis, are expected to generate ~$1m in fees.
We signed 3k rooms (15 hotels) including three deals in Australia and 1.3k rooms for the Holiday Inn Brand Family.

1Excluding owned asset disposals, managed leases, significant liquidated damages at constant H1 16 exchange rates (CER).  See the Interim Management Report for definition of non-GAAP measures and reconciliation to GAAP measures.

Greater China - Strong mainland trading and 9% rooms growth drive 15% profit growth
Comparable RevPAR increased 4.1% (Q2: 4.4%), with growth of 5.1% in mainland China. RevPAR growth in Hong Kong was flat whilst Macau increased 2.1%.  Mainland tier 1 cities continued to trade well, with RevPAR up 5.4% in the half driven by strong meeting and corporate demand, particularly in Shanghai.  Tier 2-4 cities also benefitted from solid meeting demand, leisure groups and the benefit of hotels still ramping up, with occupancy gains driving RevPAR growth of 5.2%.
Our strategy to maximise our long-term growth potential by using our mainstream brands to penetrate less developed cities impacted total RevPAR, which declined -0.3% for the region.
Reported revenue and operating profit increased by 6% (11% CER) and 15% (15% CER) respectively.
Underlying1 revenue increased 11% and underlying operating profit grew 15%, driven by strong trading in mainland China, 9% rooms growth and increased revenues from signing and opening hotels.
We opened 4k rooms (16 hotels) in the half, including our 300th hotel (the 340 room HUALUXE Zhangjiakou), our 40th InterContinental in the region (the 370 room InterContinental Jinan City Centre), and the first two Holiday Inn Express Franchise Plus properties.
Signings for the half totalled 10k rooms, or 46 hotels, the highest number on record. This included the 420 room InterContinental Guangzhou Downtown and the 255 room InterContinental Zhengzhou, and 34 Holiday Inn Express hotels, including 24 on Franchise Plus contracts.

Highly cash generative business with disciplined approach to capital allocation
●   Consistent fee margin growth
-    Reported central overheads declined $9m, or $4m on a constant currency basis, benefiting from a $4m increase in central revenues and efficiency improvements.
-    Group fee margin of 51.0%, up 2.4%pts (1.5%pts CER), benefiting from efficiency improvements and favourable cost phasing.  Full year margin growth currently expected to be in the region of the long-term average of ~135bps.
●    Significant free cash flow from operations
-    Free cash flow2 of $204m compares to $241m in H1 2016 (excluding the $95m benefit from renegotiation of long term partnership agreements), impacted by movement in system fund balances.

●    Investing for growth
-     $186m gross capital expenditure in first half: $44m maintenance capex2 and key money; $80m recyclable investments2 (including $43m in relation to associates and joint ventures); and $62m system funded capital investments.  $7m proceeds received from asset recycling and $17m system fund depreciation released from the system fund surplus, resulting in $162m of net capital expenditure.
-     Gross capex guidance remains unchanged at up to $350m p.a. into the medium term.
●    Shareholder returns
-     10% increase in the interim dividend to 33.0¢.
-     $0.4bn returned to shareholders in May via a $2.025 per share special dividend, in conjunction with a 45 for 47 share consolidation.

●    Efficient balance sheet provides flexibility
-   Robust financial position, with on-going commitment to an efficient balance sheet and investment grade credit rating.
-   Net debt2 of $2,056m (including $228m finance lease on InterContinental Boston), up $0.6bn on the 2016 close following the payment of the $0.4bn special dividend in May.  Net debt to EBITDA now stands at 2.5x (LTM).

Foreign exchange - minimal impact on reported profit
Revenue impacts of the strong dollar against a number of currencies were offset by cost benefits from the devaluation of sterling against the dollar compared to H1 2016, increasing reported profit by $1m.  If the closing June 2017 exchange rates had existed through H2 2016, there would have been no impact on reported operating profit for that period.
A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Interest, tax, and exceptional items
Interest: Net financial expenses reduced by $1m to $40m due to a reduction in the cost of debt following the bond refinancing in 2016 and the favourable impact of a weaker pound on translation of sterling interest expense, offset by higher average net debt levels following the payment of the 2016 $1.5bn special dividend.

Tax: Based on the position at the end of the half, the tax charge has been calculated using an interim effective tax rate of 33% (H1 2016: 33%).  We continue to expect the full year 2017 tax rate to be in the low 30s (%).

Exceptional operating items: $4m exceptional operating charge (2016: $5m charge) relating to the Kimpton integration.
1Excluding owned asset disposals, managed leases and significant liquidated damages; at constant H1 16 exchange rates (CER).
2 For definition of non-GAAP measures and reconciliation to GAAP measures see the Interim Management Report.

Appendix 1: Comparable RevPAR Movement Summary
	Half Year 2017			Q2 2017
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	2.1%	0.8%	0.9%pts	1.5%	0.9%	0.4%pts
Americas	1.1%	1.1%	0.0%pts	0.1%	0.9%	(0.6)%pts
Europe	6.2%	3.2%	2.0%pts	5.5%	3.3%	1.6%pts
AMEA	1.4%	(1.2)%	1.9%pts	2.7%	0.2%	1.7%pts
G. China	4.1%	(1.1)%	3.2%pts	4.4%	(0.8)%	3.4%pts

Appendix 2: RevPAR movement summary at constant exchange rates (CER) vs. actual exchange rates (AER)
	Half Year 2017			Q2 2017
	CER	AER	Difference	CER	AER	Difference
Group	2.1%	0.6%	1.5%pts	1.5%	0.0%	1.5%pts
Americas	1.1%	0.9%	0.2%pts	0.1%	(0.2)%	0.3%pts
Europe	6.2%	(0.4)%	6.6%pts	5.5%	(0.1)%	5.6%pts
AMEA	1.4%	0.4%	1.0%pts	2.7%	1.0%	1.7%pts
G. China	4.1%	0.0%	4.1%pts	4.4%	0.3%	4.1%pts

Appendix 3: Half Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%*	Signings	Total
Group	22,857	(12,317)	10,540	777,675	3.7%	31,773	229,526
Americas	10,618	(8,662)	1,956	489,949	1.6%	15,814	102,578
Europe	1,443	(1,150)	293	110,362	3.6%	3,128	23,974
AMEA	6,910	(1,029)	5,881	81,932	11.6%	3,003	34,807
G. China	3,886	(1,476)	2,410	95,432	9.3%	9,828	68,167

* compared to H1 2016

Appendix 4: Half Year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Franchised	343	340	298	295	37	37	7	6	1	2	-	-
Managed	120	113	33	32	12	10	43	42	32	29	-	-
Owned & leased	16	13	15	12	0	0	1	1	0	0	-	-
Regional overheads	(56)	(60)	(25)	(26)	(11)	(13)	(10)	(10)	(10)	(11)	-	-
Profit pre central overheads	423	406	321	313	38	34	41	39	23	20	-	-
Central overheads	(53)	(62)	-	-	-	-	-	-	-	-	(53)	(62)
Group Operating profit ex. Exceptional items	370	344	321	313	38	34	41	39	23	20	(53)	(62)
Exceptional Items	(4)	(5)	(4)	(5)	-	-	-	-	-	-	-	-
Group Operating profit	366	339	317	308	38	34	41	39	23	20	(53)	(62)

Appendix 5: Constant exchange rate (CER) and underlying operating profit movement before exceptional items
	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth / (decline)	8%	7%	3%	3%	12%	12%	5%	10%	15%	15%

Underlying**** Growth / (decline)	Total***		Americas		Europe		AMEA		G. China
	7%		3%		12%		11%		15%
Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
H1 2017	0.79	0.92	** Translated at constant H1 2016 exchange rates 1
H1 2016	0.70	0.90	*** After central overheads

Appendix 6: Definitions
CER: constant exchange rates with H1 2016 exchange rates applied to H1 2017.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2016 and 2017, reported at CER.
Fee revenue: Group revenue excluding owned and leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue H1 2017 $18m; H1 2016 $20m; EBIT H1 2017 $1m, H1 2016 $1m. Europe: Revenue H1 2017 $38m; H1 2016 $38m; EBIT H1 2017 $1m, H1 2016 $1m. AMEA: Revenue H1 2017 $24m; H1 2016 $24m; EBIT H1 2017 $2m, H1 2016 $2m.
Significant liquidated damages: $nil in H1 2017; $nil in H1 2016.
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2016 or 2017, reported at CER.

Appendix 7: Investor information for 2017 interim dividend
Ex-dividend date:	31 August 2017	Record date:	1 September 2017	Payment date:	6 October 2017
Dividend payment:
ADRs: 33.0 cents per ADR; The corresponding amount in Pence Sterling per ordinary share will be announced on 20th September 2017, calculated based on the average of the market exchange rates for the three working days commencing 15th September.

For further information, please contact:
Investor Relations (Heather Wood; Neeral Morzaria; Tom Yates):	+44 (0)1895 512 176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Mark Debenham):	+44 (0)1895 512 097	+44 (0)7527 424 046

Webcast for Analysts and Shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am London time on 8th August on the web address www.ihgplc.com/interims17.  For those wishing to ask questions please use the dial in details below which will have a Q&A facility.
The webcast replay will be available on the website later on the day of the results and will remain on it for the foreseeable future.

International dial-in: US dial-in: Passcode:	+44 (0)203 059 8125 +1 724 928 9460 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+44 (0)121 260 4861 6653618#
US conference call and Q&A: An additional conference call, primarily for US investors and analysts, at 9:00am New York Time on 8th August. There will be an opportunity to ask questions.
International dial-in: US dial-in: Passcode:	+44 (0)203 059 8125 +1 724 928 9460 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+44 (0)121 260 4861 6654548#
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 8th August. The web address is www.ihgplc.com/interims17

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,200 hotels and nearly 780,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the six months ended 30 June 2017.

GROUP

	6 months ended 30 June
Group results	2017	2016	%
	$m	$m	change
Revenue
Americas	499	490	1.8
Europe	113	109	3.7
AMEA	115	115	-
Greater China	58	55	5.5
Central	72	69	4.3
	____	____	____
Total	857	838	2.3
	____	____	____
Operating profit before exceptional items
Americas	321	313	2.6
Europe	38	34	11.8
AMEA	41	39	5.1
Greater China	23	20	15.0
Central	(53)	(62)	14.5
	____	____	____
	370	344	7.6
Exceptional operating items	(4)	(5)	20.0
	____	____	____
Operating profit	366	339	8.0
Net financial expenses	(40)	(41)	2.4
	____	____	____
Profit before tax	326	298	9.4
	____	____	____
Earnings per ordinary share
Basic	111.7¢	87.7¢	27.4
Adjusted	113.3¢	89.0¢	27.3

Average US dollar to sterling exchange rate	$1 : £0.79	$1 : £0.70	12.9

During the six months ended 30 June 2017, revenue increased by $19m (2.3%) to $857m and operating profit increased by $27m (8.0%) to $366m.

Underlying1 Group revenue and underlying1 Group operating profit increased by $32m (4.2%) and $25m (7.4%) respectively.

The net central operating loss before exceptional items decreased by $9m (14.5%) to $53m compared to 2016 and by $4m (6.5%) to $58m at constant currency.

Profit before tax increased by $28m to $326m. Basic earnings per ordinary share increased by 27.4% to 111.7¢, whilst adjusted earnings per ordinary share increased by 27.3% to 113.3¢.

1 Underlying excludes significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see the Use of Non-GAAP measures section later in this Interim Management Report).

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	188	1	64,572	922
Kimpton	60	(1)	11,374	136
HUALUXE	5	1	1,436	340
Crowne Plaza	410	2	114,027	224
Hotel Indigo	79	4	9,515	610
EVEN Hotels	6	-	1,010	-
Holiday Inn1	1,217	(24)	226,941	(4,815)
Holiday Inn Express	2,542	45	253,904	6,895
Staybridge Suites	245	9	26,612	1,002
Candlewood Suites	374	12	35,251	1,059
Other	95	(2)	33,033	4,167
	____	____	______	_____
Total	5,221	47	777,675	10,540
	____	____	______	_____
Analysed by ownership type
Franchised	4,352	31	543,049	399
Managed	861	16	232,268	10,195
Owned and leased	8	-	2,358	(54)
	____	____	______	_____
Total	5,221	47	777,675	10,540
	____	____	______	_____
1Includes 46 Holiday Inn Resort properties (11,653 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)
  (2016: 46 Holiday Inn Resort properties (11,652 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)).

	Hotels		Rooms
Global pipeline		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	63	1	17,044	(436)
Kimpton	17	(1)	2,863	(235)
HUALUXE	21	(1)	6,556	(400)
Crowne Plaza	85	(5)	23,748	(788)
Hotel Indigo	76	1	10,486	(107)
EVEN Hotels	7	1	1,065	285
Holiday Inn1	270	9	53,501	823
Holiday Inn Express	702	26	86,451	2,569
Staybridge Suites	151	11	16,454	1,133
Candlewood Suites	107	(1)	9,608	4
Other	14	2	1,750	(3,398)
	____	____	______	_____
Total	1,513	43	229,526	(550)
	____	____	______	_____
Analysed by ownership type
Franchised	1,097	58	124,944	7,250
Managed	416	(15)	104,582	(7,800)
	____	____	______	_____
Total	1,513	43	229,526	(550)
	____	____	______	_____

1Includes 14 Holiday Inn Resort properties (3,601 rooms) (2016: 14 Holiday Inn Resort properties (3,531 rooms)).

THE AMERICAS

	6 months ended 30 June
Americas Results	2017	2016	%
	$m	$m	change
Revenue
Franchised	343	338	1.5
Managed	82	86	(4.7)
Owned and leased	74	66	12.1
	____	____	____
Total	499	490	1.8
	____	____	____
Operating profit before exceptional items
Franchised	298	295	1.0
Managed	33	32	3.1
Owned and leased	15	12	25.0
Regional overheads	(25)	(26)	3.8
	____	____	____
	321	313	2.6
Exceptional items	(4)	(5)	20.0
	____	____	____
Operating profit	317	308	2.9
	____	____	____

Americas Comparable RevPAR movement on previous year	6 months ended 30 June 2017
Franchised
Crowne Plaza	0.2%
Holiday Inn	1.8%
Holiday Inn Express	0.8%
All brands	1.1%
Managed
InterContinental	(2.0)%
Kimpton	2.1%
Crowne Plaza	1.4%
Holiday Inn	(1.1)%
Staybridge Suites	(1.3)%
Candlewood Suites	(0.4)%
All brands	0.5%
Owned and leased
All brands	7.6%

Franchised revenue increased by $5m (1.5%) to $343m and operating profit increased by $3m (1.0%) to $298m. On a constant currency basis, revenue increased by $5m (1.5%) to $343m and operating profit increased by $4m (1.4%) to $299m. Royalties1 growth of 2.1% was driven by 1.6% rooms growth year-on-year and comparable RevPAR growth of 1.1%.

Managed revenue decreased by $4m (4.7%) to $82m, and operating profit increased by $1m (3.1%) to $33m. Revenue and operating profit included $18m (2016: $20m) and $1m (2016: $1m) respectively from one managed lease property2. Excluding results from this managed lease hotel, and on a constant currency basis, revenue remained flat and operating profit increased by $2m (6.5%).

Owned and leased revenue increased by $8m (12.1%) to $74m, and operating profit increased by $3m (25.0%) to $15m. On a constant currency basis, owned and leased revenue increased by $8m (12.1%), and operating profit increased by $3m (25.0%), as one hotel benefited from increased North Americas inbound business.

1 Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.
2 A property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	49	1	17,302	894
Kimpton	59	(2)	11,100	(138)
Crowne Plaza	161	(3)	42,748	(1,368)
Hotel Indigo	48	2	6,418	486
EVEN Hotels	6	-	1,010	-
Holiday Inn1	762	(12)	134,283	(2,461)
Holiday Inn Express	2,183	29	196,033	3,662
Staybridge Suites	234	8	25,110	925
Candlewood Suites	374	12	35,251	1,059
Other	81	(3)	20,694	(1,103)
	____	____	______	_____
Total	3,957	32	489,949	1,956
	____	____	______	_____
Analysed by ownership type
Franchised	3,665	32	431,648	782
Managed	286	-	56,476	1,174
Owned and leased	6	-	1,825	-
	____	____	______	_____
Total	3,957	32	489,949	1,956
	____	____	______	_____

1Includes 25 Holiday Inn Resort properties (6,787 rooms) and 26 Holiday Inn Club Vacations (7,676 rooms)
  (2016: 25 Holiday Inn Resort properties (6,791 rooms) and 26 Holiday Inn Club Vacations (7,601 rooms)).

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	6	(1)	1,642	(890)
Kimpton	16	(1)	2,714	(235)
Crowne Plaza	15	(2)	3,256	(30)
Hotel Indigo	31	(1)	3,580	(385)
EVEN Hotels	6	-	775	(5)
Holiday Inn1	137	9	17,892	588
Holiday Inn Express	496	8	46,930	134
Staybridge Suites	141	10	14,798	902
Candlewood Suites	107	(1)	9,608	4
Other	12	1	1,383	44
	____	____	______	_____
Total	967	22	102,578	127
	____	____	______	_____
Analysed by ownership type
Franchised	925	28	95,802	2,507
Managed	42	(6)	6,776	(2,380)
	____	____	______	_____
Total	967	22	102,578	127
	____	____	______	_____

1Includes three Holiday Inn Resort properties (455 rooms) (2016: three Holiday Inn Resort properties (455 rooms)).

EUROPE

	6 months ended 30 June
Europe results	2017	2016	%
	$m	$m	change
Revenue
Franchised	50	49	2.0
Managed	63	60	5.0
	____	____	____
Total	113	109	3.7
	____	____	____
Operating profit before exceptional items
Franchised	37	37	-
Managed	12	10	20.0
Regional overheads	(11)	(13)	15.4
	____	____	____
Operating profit	38	34	11.8
	____	____	____

Europe comparable RevPAR movement on previous year	6 months ended 30 June 2017

Franchised
All brands	5.8%

Managed
All brands	7.5%

Franchised revenue increased by $1m (2.0%) to $50m and operating profit remained flat at $37m. On a constant currency basis, revenue increased by $4m (8.2%) to $53m and operating profit increased by $2m (5.4%) to $39m.

Managed revenue increased by $3m (5.0%) to $63m and operating profit increased by $2m (20.0%) to $12m. Revenue included $38m (2016: $38m), and operating profit included $1m (2016: $1m) from managed leases1. Excluding properties operated under this arrangement, and on a constant currency basis, revenue increased by $4m (18.2%) and operating profit increased by $2m (22.2%).

1 Properties that are structured for legal reasons as an operating lease but have the same characteristics as a management contract.

	Hotels		Rooms
Europe hotel and room count		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	31	-	9,724	-
Kimpton	1	1	274	274
Crowne Plaza	94	2	21,633	746
Hotel Indigo	22	1	1,970	60
Holiday Inn1	282	(9)	46,112	(1,717)
Holiday Inn Express	239	5	29,508	930
Staybridge Suites	7	-	1,000	-
Other	1	-	141	-
	____	____	______	_____
Total	677	-	110,362	293
	____	____	______	_____
Analysed by ownership type
Franchised	624	(5)	95,788	(1,242)
Managed	53	5	14,574	1,535
	____	____	______	_____
Total	677	-	110,362	293
	____	____	______	_____

1Includes one Holiday Inn Resort property (88 rooms) (2016: one Holiday Inn Resort properties (88 rooms)).

	Hotels		Rooms
Europe pipeline		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	6	-	813	-
Kimpton	1	-	149	-
Crowne Plaza	13	(1)	3,003	(182)
Hotel Indigo	18	-	2,211	(53)
Holiday Inn	35	1	7,528	259
Holiday Inn Express	60	2	9,444	49
Staybridge Suites	6	1	826	189
	____	____	______	_____
Total	139	3	23,974	262
	____	____	______	_____
Analysed by ownership type
Franchised	118	7	18,784	876
Managed	21	(4)	5,190	(614)
	____	____	______	_____
Total	139	3	23,974	262
	____	____	______	_____

ASIA, MIDDLE EAST AND AFRICA (AMEA)

	6 months ended 30 June
AMEA results	2017	2016	%
	$m	$m	change
Revenue
Franchised	8	8	-
Managed	90	90	-
Owned and leased	17	17	-
	____	____	____
Total	115	115	-
	____	____	____
Operating profit before exceptional items
Franchised	7	6	16.7
Managed	43	42	2.4
Owned and leased	1	1	-
Regional overheads	(10)	(10)	-
	____	____	____
Operating profit	41	39	5.1
	____	____	____

AMEA comparable RevPAR movement on previous year	6 months ended 30 June 2017

Franchised
All brands	(1.9)%
Managed
All brands	2.0%

On an actual and constant currency basis, franchised revenue remained flat at $8m whilst operating profit increased by $1m (16.7%) to $7m.

Managed revenue remained flat at $90m and operating profit increased by $1m (2.4%) to $43m. Comparable RevPAR increased by 2.0%. Revenue and operating profit included $24m (2016: $24m) and $2m (2016: $2m) respectively from one managed lease property1. Excluding results from this hotel and on a constant currency basis, revenue increased by $1m (1.5%) and operating profit increased by $3m (7.5%) benefiting from the favourable phasing of costs.

In the owned and leased estate, on an actual and constant currency basis, revenue and operating profit remained flat at $17m and $1m respectively.

1 A property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract.

	Hotels		Rooms
AMEA hotel and room count		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	68	(1)	20,890	(313)
Crowne Plaza	75	2	21,296	547
Hotel Indigo	3	1	382	59
Holiday Inn1	92	(1)	21,175	(137)
Holiday Inn Express	34	-	7,693	110
Staybridge Suites	4	1	502	77
Other	8	2	9,994	5,538
	____	____	______	_____
Total	284	4	81,932	5,881
	____	____	______	_____
Analysed by ownership type
Franchised	57	2	13,023	453
Managed	225	2	68,376	5,482
Owned and leased	2	-	533	(54)
	____	____	______	_____
Total	284	4	81,932	5,881
	____	____	______	_____

1Includes 14 Holiday Inn Resort properties (2,958 rooms) (2016: 14 Holiday Inn Resort properties (2,953 rooms))

	Hotels		Rooms
AMEA pipeline		Change over		Change over
	2017 30 June	2016 31 December	2017 30 June	2016 31 December
Analysed by brand
InterContinental	26	(1)	6,245	(436)
Crowne Plaza	20	(1)	5,239	(315)
Hotel Indigo	15	1	2,715	133
Holiday Inn1	48	(1)	13,003	(261)
Holiday Inn Express	31	(4)	6,687	(799)
Staybridge Suites	4	-	830	42
Other	1	1	88	(3,442)
	____	____	______	_____
Total	145	(5)	34,807	(5,078)
	____	____	______	_____
Analysed by ownership type
Franchised	12	1	2,605	199
Managed	133	(6)	32,202	(5,277)
	____	____	______	_____
Total	145	(5)	34,807	(5,078)
	____	____	______	_____

1Includes five Holiday Inn Resort properties (1,151 rooms) (2016: five Holiday Inn Resort properties (1,256 rooms))

GREATER CHINA

	6 months ended 30 June
Greater China results	2017	2016	%
	$m	$m	change
Revenue
Franchised	2	2	-
Managed	56	53	5.7
	____	____	____
Total	58	55	5.5
	____	____	____
Operating profit before exceptional items
Franchised	1	2	(50.0)
Managed	32	29	10.3
Regional overheads	(10)	(11)	9.1
	____	____	____
Operating profit	23	20	15.0
	____	____	____

Greater China comparable RevPAR movement on previous year	6 months ended 30 June 2017

Managed
All brands	4.6%

On an actual and constant currency basis, franchised revenue remained flat at $2m whilst operating profit decreased by $1m (50.0%) to $1m.

Managed revenue increased by $3m (5.7%) to $56m and operating profit increased by $3m (10.3%) to $32m. Comparable RevPAR increased by 4.6% and System size grew by 9.0% year-on-year. On a constant currency basis, revenue increased by $6m (11.3%) to $59m, whilst operating profit increased by $4m (13.8%) to $33m primarily due to strong trading in mainland China.

	Hotels		Rooms
Greater China hotel and room count	2017	Change over 2016	2017	Change over 2016
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	40	1	16,656	341
HUALUXE	5	1	1,436	340
Crowne Plaza	80	1	28,350	299
Hotel Indigo	6	-	745	5
Holiday Inn1	81	(2)	25,371	(500)
Holiday Inn Express	86	11	20,670	2,193
Other	5	(1)	2,204	(268)
	____	____	______	_____
Total	303	11	95,432	2,410
	____	____	______	_____
Analysed by ownership type
Franchised	6	2	2,590	406
Managed	297	9	92,842	2,004
	____	____	______	_____
Total	303	11	95,432	2,410
	____	____	______	_____

1Includes six Holiday Inn Resort properties (1,820 rooms) (2016: six Holiday Inn Resort properties (1,820 rooms))

	Hotels		Rooms
Greater China pipeline	2017	Change over 2016	2017	Change over 2016
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	25	3	8,344	890
HUALUXE	21	(1)	6,556	(400)
Crowne Plaza	37	(1)	12,250	(261)
Hotel Indigo	12	1	1,980	198
EVEN Hotels	1	1	290	290
Holiday Inn1	50	-	15,078	237
Holiday Inn Express	115	20	23,390	3,185
Other	1	-	279	-
	____	____	______	_____
Total	262	23	68,167	4,139
	____	____	______	_____
Analysed by ownership type
Franchised	42	22	7,753	3,668
Managed	220	1	60,414	471
	____	____	______	_____
Total	262	23	68,167	4,139
	____	____	______	_____

1Includes six Holiday Inn Resort properties (1,995 rooms) (2016: six Holiday Inn Resort properties (1,820 rooms))

CENTRAL

	6 months ended 30 June
	2017	2016	%
Central results	$m	$m	change

Revenue	72	69	4.3
Gross costs	(125)	(131)	4.6
	____	____	____
Operating loss	(53)	(62)	14.5
	____	____	____

Central results
The net operating loss decreased by $9m (14.5%) compared to 2016 (a $4m or 6.5% decrease to $58m at constant currency). Central revenue, which mainly comprises technology fee income, increased by $3m (4.3%) to $72m, driven by increases in both comparable RevPAR and IHG System size in the first half of 2017. At constant currency, gross costs remained flat compared to 2016 (a $6m or 4.6% decrease at actual currency).

OTHER FINANCIAL INFORMATION

Exceptional operating items
The $4m exceptional operating charge, (2016 $5m charge), both relate to the costs of integrating Kimpton into the operations of the Group.

Net financial expenses
Net financial expenses decreased by $1m to $40m for the six months ended 30 June 2017. This decrease reflects a reduction in the cost of debt resulting from the refinancing of the £250m 6% bond which matured in December 2016, and the favourable impact of a weaker pound on translation of sterling interest expense, offset by higher average net debt levels following the payment of the $1.5bn special dividend in 2016.

Taxation
The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an interim effective tax rate of 33%. Excluding the effect of prior-year items, the equivalent effective tax rate would be approximately 34%. This rate is higher than the average UK statutory rate for the year of 19.25% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $1m representing tax relief on the Kimpton integration costs.

Net tax paid in the six months ended 30 June 2017 totalled $50m.

Dividends
The Board has proposed an interim dividend per ordinary share of 33.0¢, representing growth of 10% on the 2016 interim dividend.

On 21 February 2017, the Group announced a $0.4bn return of funds to shareholders by way of a special dividend and share consolidation. The special dividend (202.5¢ per ordinary share) was paid on 22 May 2017.

Capital structure and liquidity management
During the six months ended 30 June 2017, $251m of cash was generated from operating activities. Net cash outflows from investing activities totalled $179m and net cash used in financing activities totalled $142m. Net debt at 30 June 2017 was $2,056m and included $228m in respect of the finance lease obligations for the InterContinental Boston.

The Group had net liabilities of $1,097m at 30 June 2017 reflecting that its internally generated brands are not recorded on the balance sheet, in accordance with accounting standards.  The change in net liabilities (from $759m at 31 December 2016) was primarily due to the payment of the $404m special dividend on 22 May 2017.

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Interim Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures and include:

●          Total gross revenue;
●          Underlying revenue, underlying operating profit growth, underlying fee revenue, fee margin growth;
●          Total operating profit before exceptional items and tax, adjusted earnings per ordinary share;
●            Net debt;
●            Net capital expenditure;
●          Free cash flow; and
●          Underlying earnings per share.

Further information can be found on page 26 of the IHG Annual Report and Form 20-F 2016 (which is available at www.ihgplc.com).

Underlying revenue and underlying operating profit Non-GAAP reconciliations
The following tables:

●          show underlying revenue and underlying operating profit on both an actual and constant currency basisa;
●          reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit;
●          show underlying Group fee revenue and Group fee margin on both an actual and constant currency basisa; and
●          reconcile Group underlying revenue and underlying operating profit to the GAAP measures included in the Interim Financial Statements.

a IHG’s method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period’s exchange rate. For example, if a UK entity generated revenue of £100m in 2017 and 2016, the Interim Financial Statements would report revenue of $127m in 2017 and $143m in 2016, using the respective average exchange rates for the year of $1=£0.79 and $1=£0.70. For constant currency reporting, 2017 revenue would be translated at $1=£0.70 giving a US dollar value of $143m, thereby showing that underlying revenue was flat year-on-year.

Highlights for the six months ended 30 June 2017

Revenue			Operating profit
2017	2016	%	2017	2016	%
$m	$m	change	$m	$m	change

Per Group income statement	857	838	2.3	366	339	8.0
Exceptional items	-	-	-	4	5	(20.0)
Managed leases	(80)	(82)	2.4	(4)	(4)	-
_____	_____	_____	_____	_____	_____
Underlying at actual exchange	777	756	2.8	366	340	7.6
rates	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
	2017	2016	%	2017	2016	%
	$m	$m	change	$m	$m	change
Underlying revenue
Americas	481	470	2.3	483	470	2.8
Europe	75	71	5.6	79	71	11.3
AMEA	91	91	-	92	91	1.1
Greater China	58	55	5.5	61	55	10.9
Central	72	69	4.3	73	69	5.8
	_____	_____	_____	_____	_____	_____
Underlying Group revenue	777	756	2.8	788	756	4.2
Owned and leased revenue
included above	(91)	(83)	(9.6)	(91)	(83)	(9.6)
	_____	_____	_____	_____	_____	_____
Underlying Group fee revenue	686	673	1.9	697	673	3.6
	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
	2017	2016	%	2017	2016	%
	$m	$m	change	$m	$m	change

Underlying operating profit
Americas	320	312	2.6	322	312	3.2
Europe	37	33	12.1	37	33	12.1
AMEA	39	37	5.4	41	37	10.8
Greater China	23	20	15.0	23	20	15.0
Central	(53)	(62)	14.5	(58)	(62)	6.5
	_____	_____	_____	_____	_____	_____
Underlying Group operating profit	366	340	7.6	365	340	7.4
Owned and leased operating
profit included above	(16)	(13)	(23.1)	(16)	(13)	(23.1)
	_____	_____	_____	_____	_____	_____
Underlying Group fee profit	350	327	7.0	349	327	6.7
	_____	_____	_____	_____	_____	_____
Group fee margin	51.0%	48.6%	2.4ppts	50.1%	48.6%	1.5ppts
	_____	_____	_____	_____	_____	_____

Net capital expenditure

Net capital expenditure is defined as cash flow from investing activities, less System Fund depreciation (recovery of previous System Fund capital expenditure).  For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund.  The disaggregation of net capital expenditure provides useful information as it enables users to distinguish between System Fund capital investments and recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term, compared with maintenance capital expenditure (including key money paid), which represents a permanent cash outflow.

The reconciliation of cash flow from investing activities to net capital expenditure is as follows:

	6 months ended 30 June
	2017	2016
	$m	$m

Net cash from investing activities	(179)	(97)
Analysed as:
Capital expenditure: maintenance and key money	(44)	(36)
Capital expenditure: recyclable investments	(80)	(25)
Capital expenditure: System Fund investments	(62)	(47)
	_____	_____
Gross capital expenditure	(186)	(108)
Disposal proceeds	7	11
	_____	_____
	(179)	(97)
System Fund depreciation	17	14
	_____	_____
Net capital expenditure	(162)	(83)
	_____	_____

Free cash flow

Free cash flow is defined as cash flow from operating activities (after interest and tax paid), less purchase of shares by employee share trusts and maintenance capital expenditure, including key money paid.  In 2016, free cash flow also excludes the $95m cash receipt from renegotiation of long-term partnership agreements.  Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

The reconciliation of cash flow from operating activities to free cash flow is as follows:

	6 months ended 30 June
	2017	2016
	$m	$m

Net cash from operating activities	251	382
Less:
Purchase of shares by employee share trusts	(3)	(10)
Capital expenditure: maintenance and key money	(44)	(36)
Cash receipt from renegotiation of long-term partnership agreements	-	(95)
	_____	_____
Free cash flow	204	241
	_____	_____

Underlying earnings per share

Underlying earnings per share is calculated by dividing underlying profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Underlying earnings per share provides a per share measure based on comparable year-on-year trading and reflects underlying trends in the Group's financial performance.

Basic earnings per share can be reconciled to underlying earnings per share as follows:

	6 months ended 30 June
	2017	2016
	$m	$m

Basic earnings per ordinary share
Profit available for equity holders	219	200
Basic weighted average number of ordinary shares (millions)	196	228

Basic earnings per ordinary share (cents)	111.7	87.7
	_____	_____

Underlying earnings per ordinary share
Profit available for equity holders	219	200
Adjusted for:
Exceptional items before tax	4	5
Tax on exceptional items	(1)	(2)
Managed leases	(4)	(4)
Tax on managed leases	1	1
Currency effects and other	-	-
	_____	_____
Underlying profit available for equity holders	219	200
	_____	_____

Underlying earnings per ordinary share (cents)	111.7	87.7
	_____	_____

RISKS AND UNCERTAINTIES

On pages 164 to 167 of the IHG Annual Report and Form 20-F 2016 we set out our assessment of the principal risk issues that would face the business through 2017 under the headings:

●          political and economic developments;
●          events that adversely impact domestic or international travel;
●          hotel industry supply and demand cycle; competitive and changing industry;
●          executing and realising the benefits from strategic acquisitions;
●          dependency on external stakeholders and business partners;
●          increasing competition from online travel agents and intermediaries;
●          identifying, securing and retaining franchise and management agreements;
●          changing technology and systems; brand reputation;
●          resilience of our reservation systems and other key technology platforms;
●          variety of risks relating to safety, security and crisis management; requirement for the right people, skills and capability to manage growth; financial stability and ability to borrow and satisfy debt covenants;
●          litigation;
●          information security and data privacy;
●          compliance with existing and changing regulations and societal expectations across numerous countries, territories and jurisdictions; and
●          difficulties insuring our business.

In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2017.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in this Interim Management Report. Information on the Group's treasury management policies can be found in note 22 to the Group Financial Statements in the IHG Annual Report and Form 20-F 2016.

In March 2017, the Group extended the maturity of its $1.275bn facility to March 2022. The Group now has no significant debt maturities before 2022.

At the end of June 2017, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread means that it is well placed to manage through uncertain times, and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the financial statements continue to be prepared on going concern basis.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

●            The condensed set of Financial Statements has been prepared in accordance with IAS 34;
●            The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
●            The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer

7 August 2017	7 August 2017

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2017

	6 months ended 30 June 2017			6 months ended 30 June 2016
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	857	-	857	838	-	838
Cost of sales	(291)	-	(291)	(270)	-	(270)
Administrative expenses	(156)	(4)	(160)	(177)	(5)	(182)
Share of losses of associates and joint ventures	-	-	-	(2)	-	(2)
Other operating income and expenses	7	-	7	3	-	3
	_____	____	____	_____	____	____
	417	(4)	413	392	(5)	387

Depreciation and amortisation	(47)	-	(47)	(48)	-	(48)
	_____	_____	_____	_____	_____	_____

Operating profit (note 3)	370	(4)	366	344	(5)	339
Financial income	2	-	2	4	-	4
Financial expenses	(42)	-	(42)	(45)	-	(45)
	_____	_____	_____	_____	_____	_____

Profit before tax	330	(4)	326	303	(5)	298

Tax (note 5)	(108)	1	(107)	(99)	2	(97)
	_____	_____	_____	_____	_____	_____
Profit for the period from continuing operations	222	(3)	219	204	(3)	201
	_____	_____	_____	_____	_____	_____

Attributable to:
Equity holders of the parent	222	(3)	219	203	(3)	200
Non-controlling interest	-	-	-	1	-	1
	_____	_____	_____	_____	_____	_____
	222	(3)	219	204	(3)	201
	_____	_____	_____	_____	_____	_____

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			111.7¢			87.7¢
Diluted			110.6¢			87.3¢
Adjusted	113.3¢			89.0¢
Adjusted diluted	112.1¢			88.6¢
	_____		_____	_____		_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2017

	2017 6 months ended 30 June $m	2016 6 months ended 30 June $m

Profit for the period	219	201

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Losses on valuation of available-for-sale financial assets, net of related tax charge of $nil (2016 $nil)	(2)	(3)
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $1m (2016 charge of $2m)	(35)	98
	_____	_____
	(37)	95
Items that will not be reclassified to profit or loss:
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $1m (2016 credit of $3m)	-	(11)
	_____	_____
Total other comprehensive (loss)/income for the period	(37)	84
	_____	_____
Total comprehensive income for the period	182	285
	_____	_____
Attributable to:
Equity holders of the parent	181	282
Non-controlling interest	1	3
	_____	_____
	182	285
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2017

	6 months ended 30 June 2017
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	141	(2,300)	1,392	8	(759)

Total comprehensive income for the period	-	(38)	219	1	182
Transfer of treasury shares to employee share trusts	-	(20)	20	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	29	(29)	-	-
Equity-settled share-based cost	-	-	12	-	12
Tax related to share schemes	-	-	5	-	5
Equity dividends paid	-	-	(531)	(3)	(534)
Exchange adjustments	7	(7)	-	-	-
	_____	______	_____	_____	_____
At end of the period	148	(2,339)	1,088	6	(1,097)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2016
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	169	(2,513)	2,653	10	319

Total comprehensive income for the period	-	93	189	3	285
Transfer of treasury shares to employee share trusts	-	(24)	24	-	-
Purchase of own shares by employee share trusts	-	(10)	-	-	(10)
Release of own shares by employee share trusts	-	39	(39)	-	-
Equity-settled share-based cost	-	-	15	-	15
Tax related to share schemes	-	-	2	-	2
Equity dividends paid	-	-	(1,637)	(5)	(1,642)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	(15)	15	-	-	-
	_____	______	_____	_____	_____
At end of the period	154	(2,400)	1,206	8	(1,032)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.
All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2017

	2017 30 June	2016 31 December
	$m	$m
ASSETS
Property, plant and equipment	422	419
Goodwill and other intangible assets	1,373	1,292
Investment in associates and joint ventures	157	111
Trade and other receivables	-	8
Retirement benefit assets	4	-
Other financial assets	264	248
Non-current tax receivable	23	23
Deferred tax assets	52	48
	_____	_____
Total non-current assets	2,295	2,149
	_____	_____
Inventories	3	3
Trade and other receivables	595	472
Current tax receivable	49	77
Other financial assets	15	20
Cash and cash equivalents	166	206
	_____	_____
Total current assets	828	778
	_____	_____
Total assets (note 3)	3,123	2,927
	_____	_____
LIABILITIES
Loans and other borrowings	(116)	(106)
Derivative financial instruments	-	(3)
Loyalty programme liability	(326)	(291)
Trade and other payables	(641)	(681)
Provisions	(3)	(3)
Current tax payable	(53)	(50)
	_____	_____
Total current liabilities	(1,139)	(1,134)
	_____	_____
Loans and other borrowings	(2,106)	(1,606)
Retirement benefit obligations	(100)	(96)
Loyalty programme liability	(417)	(394)
Trade and other payables	(177)	(200)
Provisions	(5)	(5)
Deferred tax liabilities	(276)	(251)
	_____	_____
Total non-current liabilities	(3,081)	(2,552)
	_____	_____
Total liabilities	(4,220)	(3,686)
	_____	_____
Net liabilities	(1,097)	(759)
	_____	_____
EQUITY
Equity share capital	148	141
Capital redemption reserve	10	9
Shares held by employee share trusts	(5)	(11)
Other reserves	(2,868)	(2,860)
Unrealised gains and losses reserve	109	111
Currency translation reserve	415	451
Retained earnings	1,088	1,392
	_____	_____
IHG shareholders' equity	(1,103)	(767)
Non-controlling interest	6	8
	_____	_____
Total equity	(1,097)	(759)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2017

	2017 6 months ended 30 June	2016 6 months ended 30 June
	$m	$m

Profit for the period	219	201
Adjustments reconciling profit for the period to cash flow from operations (note 8)	94	221
	_____	_____
Cash flow from operations	313	422
Interest paid	(13)	(12)
Interest received	1	4
Tax paid on operating activities	(50)	(32)
	_____	_____
Net cash from operating activities	251	382
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(22)	(18)
Purchase of intangible assets	(94)	(69)
Investment in associates and joint ventures	(47)	(7)
Loan advances to associates and joint ventures	-	(1)
Investment in other financial assets	(27)	(10)
Capitalised interest paid	(3)	(3)
Landlord contributions to property, plant and equipment	7	-
Disposal of hotel assets, net of costs and cash disposed	-	(4)
Proceeds from associates and joint ventures	-	2
Repayments of other financial assets	7	13
	_____	_____
Net cash from investing activities	(179)	(97)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(3)	(10)
Dividends paid to shareholders	(531)	(1,637)
Dividends paid to non-controlling interests	(3)	(5)
Transaction costs relating to shareholder returns	-	(1)
Increase in other borrowings	395	395
	_____	_____
Net cash from financing activities	(142)	(1,258)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	(70)	(973)

Cash and cash equivalents, net of overdrafts, at beginning of the period	117	1,098
Exchange rate effects	20	(30)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	67	95
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority and IAS 34 'Interim Financial Reporting' and have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2016.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the condensed interim financial statements continue to be prepared on a going concern basis.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2016 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

The Group continues to prepare for the implementation of IFRS 15 'Revenue from Contracts with Customers' in 2018.  In terms of the impacts and their financial quantification, the guidance provided in the Annual Report and Form 20-F 2016 remains valid; significantly reported higher revenues (of at least $1.6bn) and an immaterial reduction in operating profit.  Conclusions on loyalty programme accounting remain outstanding and could result in the reporting of additional revenues but are not expected to have any further impact on operating profit.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.79 (2016 $1 = £0.70). In the case of the euro, the translation rate is $1 = €0.92 (2016 $1 = €0.90).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.77 (2016 30 June $1 = £0.74; 31 December $1 = £0.81). In the case of the euro, the translation rate is $1 = €0.88 (2016 30 June $1 = €0.90; 31 December $1 = €0.95).

3.	Segmental information

	Revenue	2017 6 months ended 30 June	2016 6 months ended 30 June
		$m	$m

	Americas	499	490
	Europe	113	109
	AMEA	115	115
	Greater China	58	55
	Central	72	69
		_____	_____
	Total revenue	857	838
		_____	_____
	All results relate to continuing operations.

Profit	2017 6 months ended 30 June $m	2016 6 months ended 30 June $m

Americas	321	313
Europe	38	34
AMEA	41	39
Greater China	23	20
Central	(53)	(62)
	_____	_____
Reportable segments' operating profit	370	344
Exceptional items (note 4)	(4)	(5)
	_____	_____
Operating profit	366	339

Net finance costs	(40)	(41)
	_____	_____
Profit before tax	326	298
	_____	_____
All results relate to continuing operations.

Assets	2017 30 June $m	2016 31 December $m

Americas	1,585	1,417
Europe	358	321
AMEA	268	249
Greater China	146	147
Central	476	439
	_____	_____
Segment assets	2,833	2,573

Unallocated assets:
Non-current tax receivable	23	23
Deferred tax assets	52	48
Current tax receivable	49	77
Cash and cash equivalents	166	206
	_____	_____
Total assets	3,123	2,927
	_____	_____

4.	Exceptional items
		2017 6 months ended 30 June $m	2016 6 months ended 30 June $m
	Exceptional items before tax
	Administrative expenses:
	Kimpton integration costs (a)	(4)	(5)
		_____	_____
	Tax
	Tax on exceptional items (b)	1	2
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
Relates to the costs of integrating Kimpton into the operations of the Group.  Kimpton was acquired on 16 January 2015.  The integration programme remains in progress and will be substantially completed in 2017.

b)	Relates to tax relief on the Kimpton integration costs.

5.	Tax

The tax charge on profit for the period from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using an interim effective tax rate of 33% (2016 33%) analysed as follows:

	2017	2017	2017	2016	2016	2016
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	330	(108)	33%	303	(99)	33%

Exceptional items	(4)	1		(5)	2
	_____	_____		_____	_____
	326	(107)		298	(97)
	_____	_____		_____	_____
Analysed as:
UK tax		(6)			1
Foreign tax		(101)			(98)
		_____			_____
		(107)			(97)
		_____			_____

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional impact of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share* is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2017 6 months ended 30 June	2016 6 months ended 30 June

Basic earnings per ordinary share
Profit available for equity holders ($m)	219	200
Basic weighted average number of ordinary shares (millions)	196	228
Basic earnings per ordinary share (cents)	111.7	87.7
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	219	200
Diluted weighted average number of ordinary shares (millions)	198	229
Diluted earnings per ordinary share (cents)	110.6	87.3
	_____	_____
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	219	200
Adjusting items (note 4):
Exceptional items before tax ($m)	4	5
Tax on exceptional items ($m)	(1)	(2)
	_____	_____
Adjusted earnings ($m)	222	203
Basic weighted average number of ordinary shares (millions)	196	228
Adjusted earnings per ordinary share (cents)	113.3	89.0
	_____	_____
Diluted weighted average number of ordinary shares (millions)	198	229
Adjusted diluted earnings per ordinary share (cents)	112.1	88.6
	_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2017 millions	2016 millions
Basic weighted average number of ordinary shares	196	228
Dilutive potential ordinary shares	2	1
	_____	_____
	198	229
	_____	_____

        * See the Use of Non-GAAP measures section in the Interim Management Report.

7.	Dividends and shareholder returns
		2017 cents per share	2016 cents per share	2017 $m	2016 $m
	Paid during the period:
	Final (declared for previous year)	64.0	57.5	127	137
	Special	202.5	632.9	404	1,500
		_____	_____	_____	_____
		266.5	690.4	531	1,637
		_____	_____	_____	_____
	Proposed for the period:
	Interim	33.0	30.0	63	56*
		_____	_____	_____	_____
	*Amount paid

In February 2017, the Group announced a $400m return of funds to shareholders by way of a special dividend and share consolidation.  On 5 May 2017, shareholders approved the share consolidation on the basis of 45 new ordinary shares of 19 17/21p per share for every 47 existing ordinary shares of 18 318/329p, which became effective on 8 May 2017 and resulted in the consolidation of 9m shares.  The dividend was paid on 22 May 2017.

The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

The total number of shares held as treasury shares at 30 June 2017 was 7.6m.

8.       Reconciliation of profit for the period to cash flow from operations

	2017 6 months ended 30 June	2016 6 months ended 30 June
	$m	$m

Profit for the period	219	201
Adjustments for:
Net financial expenses	40	41
Income tax charge	107	97
Depreciation and amortisation	47	48
Exceptional items	4	5
Equity-settled share-based cost	9	11
Dividends from associates and joint ventures	2	2
Net change in loyalty programme liability and System Fund surplus	66	110
System Fund depreciation and amortisation	17	14
Other changes in net working capital	(194)	(96)
Utilisation of provisions, net of insurance recovery	-	(4)
Cash flows relating to exceptional items	(4)	(10)
Other items	-	3
	_____	--_____
Total adjustments	94	221
	_____	_____
Cash flow from operations	313	422
	_____	_____

9.	Net debt
		2017 30 June	2016 31 December
		$m	$m

	Cash and cash equivalents	166	206
	Loans and other borrowings - current	(116)	(106)
	Loans and other borrowings - non-current	(2,106)	(1,606)
		_____	_____
	Net debt*	(2,056)	(1,506)
		_____	_____
	Finance lease obligation included above	(229)	(227)
		_____	_____
	* See the Use of Non-GAAP measures section in the Interim Management Report.
10.	Movement in net debt
		2017 6 months ended 30 June	2016 6 months ended 30 June
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(70)	(973)
	Add back cash flows in respect of other components of net debt:
	Increase in other borrowings	(395)	(395)
		_____	_____
	Increase in net debt arising from cash flows	(465)	(1,368)

	Non-cash movements:
	Finance lease obligations	(2)	(2)
	Increase in accrued interest	(21)	(30)
	Exchange and other adjustments	(62)	100
		_____	_____
	Increase in net debt	(550)	(1,300)

	Net debt at beginning of the period	(1,506)	(529)
		_____	_____
	Net debt at end of the period	(2,056)	(1,829)
		_____	_____

11.	Fair values
	The table below compares carrying amounts and fair values of the Group's financial assets and liabilities at 30 June 2017:
		2017 30 June Carrying value $m	2017 30 June Fair value $m	2016 31 December Carrying value $m	2016 31 December Fair value $m
	Financial assets:
	Equity securities available-for-sale	156	156	156	156
	Loans and receivables	123	123	112	112
		_____	_____	_____	_____
		279	279	268	268
		_____	_____	_____	_____
	Financial liabilities:
	£400m 3.875% bonds 2022	(526)	(569)	(489)	(541)
	£300m 3.75% bonds 2025	(398)	(431)	(370)	(408)
	£350m 2.125% bonds 2026	(458)	(440)	(430)	(411)
	Finance lease obligations	(229)	(308)	(227)	(297)
	Unsecured bank loans	(512)	(512)	(107)	(107)
		_____	_____	_____	_____
		(2,123)	(2,260)	(1,623)	(1,764)
		_____	_____	_____	_____

Cash and cash equivalents, trade and other receivables, bank overdrafts, trade and other payables and provisions are excluded from the above tables as their fair value approximates book value. The fair value of loans and receivables approximates book value based on prevailing market rates. The fair value of the £400m, £300m and £350m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of unsecured bank loans approximates book value as interest rates reset to market rates on a frequent basis.
Equity securities available-for-sale and derivatives are held in the Group statement of financial position at fair value as set out in the following table.

30 June 2017	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	16	-	-	16
Unquoted equity shares	-	-	140	140
31 December 2016	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	14	-	-	14
Unquoted equity shares	-	-	142	142

Liabilities
Derivatives	-	(3)	-	(3)

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Level 2 derivatives consisted of foreign exchange swaps which were valued using data from observable swap curves, adjusted to take account of the Group's own credit risk.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available.  The average P/E ratio for the period was 26.3 (2016 31 December 24.5) and a non-marketability factor of 30% (2016 31 December 30%) was applied.

A 10% increase in the average P/E ratio would result in a $2m increase (2016 31 December $2m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $2m decrease (2016 31 December $2m) in the fair value of the investments. A 10% increase in net assets would result in a $7m increase (2016 31 December $7m) in the fair value of investments and a 10% decrease in net assets would result in a $7m decrease (2016 31 December $7m) in the fair value of the investments.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the period:

				$m

At 1 January 2017				142
Additions				2
Valuation losses recognised in other comprehensive income				(4)
				____
At 30 June 2017				140
				_____

12.	Commitments and guarantees

At 30 June 2017, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $123m (2016 31 December $97m). The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $31m at 30 June 2017 based on current forecasts (2016 31 December $36m).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 30 June 2017, the amount provided in the financial statements was $3m (2016 31 December $5m) and the maximum unprovided exposure under such guarantees was $23m (2016 31 December $14m).

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest.  At 30 June 2017, there were guarantees of $43m in place (2016 31 December $33m).

On 29 March 2017, the Group invested $43m in the Barclay associate in conjunction with its joint venture partner's refinancing of the hotel, which was used to repay the $43m supplemental loan for which the Group had provided an indemnity to its joint venture partner for 100% of the related obligations.  As a consequence, the indemnity has been extinguished.

13.	Contingencies Security incidents

In respect of the security incidents notified in 2016 and 2017 (see page 141 of the IHG Annual Report and Form 20-F 2016), $5m remains the best estimate of the cost of reimbursing the impacted card networks for counterfeit fraud losses and related expenses.  This estimate, which now includes the 12 IHG managed properties, involves significant judgement based on currently available information and remains subject to change as actual claims are made and new information comes to light.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the security incidents.  Due to the general nature of the regulatory enquires received and class action filings to date, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time.  To date, three lawsuits have been filed against IHG entities relating to the security incidents, all of which are in the early stages of litigation.

In respect of the $5m provided in the Financial Statements in 2016, it is expected that a proportion will be recoverable under the Group's insurance programmes although this, together with any potential recoveries in respect of the contingent liabilities detailed above, will be subject to specific agreement with the relevant insurance providers.

Other

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

At 30 June 2017, the Group had no other contingent liabilities (2016 31 December $nil).

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 13. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London
7 August 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	08 August 2017